securities AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September, 2008

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Park Afek

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]                          Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]               No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on September 16, 2008 announcing "Mobile TeleSystems, Russia`s Largest Mobile Phone Operator, Successfully Implements ECtel`s IRM(TM) and FraudView® Solutions for its Ukraine Operations". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________

Michael Neumann
Senior Vice President and

Chief Financial Officer

Dated:  September 22, 2008

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Index to Exhibits

Exhibit No.                 Exhibit

1                                 Press Release issued September 16, 2008

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EXHIBIT 1

Mobile TeleSystems, Russia`s Largest Mobile Phone Operator, Successfully Implements ECtel`s IRM(TM) and FraudView® Solutions for its Ukraine Operations

The Joint ECtel-ECI Telecom Offering has allowed MTS-Ukraine to better defend itself against fraud losses and maximize efficiency and effectiveness

ROSH HA'AYIN, Israel September 16th, 2008 - ECtel Ltd. (NASDAQ: ECTX), a leading provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, announced today the successful implementation of its market-leading FraudView® platform for Mobile TeleSystems, MTS (NYSE: MBT), the largest mobile phone operator in Russia and the CIS region, for its operations in Ukraine. FraudView® is the first application of ECtel`s Integrated Revenue Management(TM) solution that MTS-Ukraine has implemented.

ECtel won this tender in cooperation with its long-term regional channel partner that represents ECtel in the region - ECI Telecom, a global provider of networking infrastructure equipment and supplier of SDH, DWDM and NGN solutions worldwide.

Mobile TeleSystems will use ECtel's IRM to significantly reduce the frequency and scope of revenue leakages while FraudView will help MTS Ukraine detect, and ultimately prevent, different types of fraud and patterns of unusual behavior, allowing MTS to defend itself against losses and maximize efficiency and effectiveness.

"ECtel`s IRM(TM) and FraudView® platforms provide us with the tools we need to maximize our revenue potential while giving us the most flexible solution available to support all of our evolving revenue management needs," said Mr. Andrey Dubovskov, General Manager of MTS-Ukraine. "Additionally, by reducing revenue leakages and the fraud threats we face, ECtel`s solutions allow us to gain a competitive edge over other telecom operators."

"Delivering world-class revenue and fraud management solutions to MTS underscores our commitment to deliver the right offering for each customer," said Boris Mirkin, President RBU Russia, CIS & Baltic States of ECI Telecom. "We have already started to see how this installation allows MTS to significantly reduce losses brought on by fraud and revenue leakages and we look forward to continuing to provide MTS with additional market-leading solutions through our partnership with ECtel."

IRM(TM) is comprised of ECtel's highly robust carrier-grade platform and a line of flexible, modular and regulatory-compliant revenue management solutions. It provides operators with a 360º view of their revenues and costs, including market leading solutions for roaming assurance, credit and risk management, service assurance and business Intelligence, enabling them to practice proactive revenue management. Moreover, IRM`s modular architecture allows them to implement any part of the suite while gradually migrating to the full solution.

FraudView® is the leading and most complete fraud management solution for telecom operators, enabling real-time detection and prevention of fraud losses across all business lines and services. Deployed at over 75 operators worldwide, FraudView(TM) boasts the industry's largest installed base for wireline and wireless operators, and the market's first solutions supporting 3G and VoIP networks.

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"The fact that MTS, one of the region`s leading communications providers, chose ECtel to provide it with both a revenue management and fraud detection and prevention solution, once again highlights our customers` desire for the market`s most complete revenue assurance solutions." said Mr. Itzik Weinstein, President and CEO of ECtel

About ECtel

ECtel (NASDAQ:ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers.  A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas and Europe. For more information, visit www.ECtel.com.

About MTS Ukraine

The MTS Ukraine network covers more than 95% of Ukraine and 99% of that country`s population. The company serves around 20 million subscribers. MTS Ukraine owns licenses for providing mobile (GSM 900/1800, CDMA-450), fixed, toll, and long-distance communication services, and provides international roaming services on five continents. The company reported $1.49 billion revenues in 2006. For more information, visit www.mts.com.ua.

МТS-Ukraine is 100% owned by Mobile TeleSystems OJSC ("MTS"), the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 81.97 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS` Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). For more information, visit www1.mtsgsm.com.

About ECI Telecom

ECI Telecom delivers innovative communications platforms to carriers and service providers worldwide. ECI provides efficient platforms and solutions that enable customers to rapidly deploy cost-effective, revenue-generating services.

Founded in 1961, Israel-based ECI has consistently delivered customer-focused networking solutions to the world`s largest carriers.  The Company is also a market leader in many emerging markets.  ECI provides scalable broadband access, transport and data networking infrastructure that provides the foundation for the communications of tomorrow, including next-generation voice, IPTV, mobility and other business solutions. For more information, visit www.ecitele.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of ECtel and other companies mentioned in this press announcement, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Company Contacts:

ECtel Ltd.
Michael Neumann, Senior Vice President and CFO
Tel: +972-3-9002115
Fax: +972-3-9002103
Email: mickeyne@ECtel.com; ir@ECtel.com

Media Contacts:

Ruder Finn Israel for ECtel
Matthew Krieger
Tel: +972-544-676-950
Email: matthew@ruderfinn.co.il

Investor Relations Contacts:

GK Investor Relations for ECtel
Ehud Helft\Kenny Green
Tel:  617 418 3096 \  646 201 9246
Email: info@gkir.com

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